TRIVAGO N.V.
Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany

July 16, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    trivago N.V.
    Registration Statement on Form F-3
    File No. 333-280823
Ladies and Gentlemen:
Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-3 (File No. 333-280823) filed by trivago N.V. on July 16, 2024:
“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Sebastian R. Sperber (+44 20 7614 2237) of Cleary Gottlieb Steen & Hamilton LLP.
Very truly yours,

TRIVAGO N.V.

By:    __/s/ Robin Harries_______________________________
Name:    Robin Harries
Title:    Managing Director & Chief Financial Officer

cc:    Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP